UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              HeadHunter.NET, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    422077107
                     --------------------------------------
                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 415-3600
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 2, 2001
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             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                              (Page 1 of 4 Pages)

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CUSIP NO. 008447104             SCHEDULE 13D/A                 Page 2 of 4 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Omnicom Group Inc.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS

         OO
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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                       7    SOLE VOTING POWER             1,928,500
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,928,500
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      None
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,928,500
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
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     14  TYPE OF REPORTING PERSON*

         CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 4 Pages)

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on July 31, 2000 (as previously amended, the "Statement"), by Omnicom Group Inc. ("Omnicom") relating to common stock of HeadHunter.NET, Inc. ("HeadHunter") received in a business combination transaction. In addition to the Item specified below, each other item of the
Schedule 13D to which the information set forth below is relevant is amended thereby.

Item 5. Interest in Securities of the Issuer.

      A second closing occurred on May 2, 2001 under the stock purchase agreement, dated December 29, 2000, previously reported in the Statement. At the closing, (1) Omnicom transferred 2.0 million HeadHunter common shares to the purchaser under the stock purchase agreement for $9.68 million, (2) Omnicom transferred 1.0 million HeadHunter common shares to a third party in lieu of the purchaser for $4.84 million, and (3) the purchaser paid $2.0 million to extend the termination date under the stock purchase agreement to December 31, 2001.

      Following the foregoing transactions, Omnicom beneficially owned 1,928,500 HeadHunter common shares, representing 9.5% of the outstanding shares. 1,827,400 of these shares remain subject to the stock purchase agreement. The completion of the sale of these shares is subject to various conditions, and there can be no assurance that it will occur.


                              (Page 3 of 4 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.

                                         OMNICOM GROUP INC.

                                         By:  /s/ RANDALL J. WEISENBURGER
                                              ---------------------------
                                              Executive Vice President

May 3, 2001


                              (Page 4 of 4 Pages)